# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citi Trends Inc, CIK 0001318484
CUSIP: 17306X102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 104 COLEMAN BOULEVARD, SAVANNAH, Georgia (GA), 31408
Date of event which requires filing of this statement: 03/25/2024
Amends the filing with accession number 0000929638-23-002611
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,573,486; shared voting power 0; sole dispositive power 2,573,486; shared dispositive power 0; aggregate amount beneficially owned 2,573,486 (29.5% of the class)
  Comment: Based on 8,710,024 shares of common stock of the Issuer outstanding as of November 29, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on December 11, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Citi Trends Inc
Address of issuer's principal executive offices: 104 COLEMAN BOULEVARD, SAVANNAH, Georgia (GA), 31408

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 25, 2025 (the "Effective Date"), the Issuer and the Reporting Person entered into an amended and restated cooperation agreement (the "Amended and Restated Cooperation Agreement") of the cooperation agreement previously entered into on February 28, 2024 (the "Original Agreement"), as described in the Reporting Person's Amendment No. 3 filed on March 1, 2024. The standstill, voting commitment for Excess Shares (as defined in the Amended and Restated Cooperation Agreement) and non-disparagement provisions from the Original Agreement remain unchanged.

Pursuant to the Amended and Restated Cooperation Agreement, the Issuer has agreed to (i) appoint each of Wesley Calvert (the "New Investor Director") and Pamela Edwards (following such appointments, together, the "New Directors") to the Issuer's Board of Directors (the "Board") as promptly as practicable, and in any event prior to the Issuer's filing with the SEC of its proxy statement for the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting") and (ii) nominate, recommend, support and solicit proxies for the election of each of Mr. Calvert and Ms. Edwards and each of David Heath, Charles Liu, and Michael Kvitko (each, a "2024 Designee") at the 2025 Annual Meeting. Until the Termination Date (as defined below), the membership of the Finance Committee of the Board shall consist of Mr. Calvert, as Chair, Kenneth Seipel, Charles Liu and Michael Kvitko.

Additionally, from the Effective Date to the Termination Date, if the Reporting Person satisfies the Minimum Ownership Threshold (as defined in the Amended and Restated Cooperation Agreement), the Reporting Person will have replacement rights with respect to the New Investor Director, which will be subject to the Board's approval (not to be unreasonably withheld, conditioned or delayed). Furthermore, the Issuer has agreed to accept the retirement of each of Peter R. Sachse and Jonathan Duskin from the Board. Following the conclusion of the 2025 Annual Meeting and prior to the Termination Date, the Board size shall not exceed eight directors.

From the Effective Date to the Termination Date, the Reporting Person has agreed to vote all Voting Securities (as defined in the Amended and Restated Cooperation Agreement) beneficially owned by it or its affiliates at the 2025 Annual Meeting in accordance with the Board's recommendations with respect to any and all proposals, subject to certain exceptions as described in the Amended and Restated Cooperation Agreement.

The Amended and Restated Cooperation Agreement will terminate (the "Termination Date") on the date that is 30 days prior to the closing of the window for the submission of stockholder director nominations for the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"); provided, however, that the Termination Date shall be automatically extended to the date that is 30 days prior to the closing of the window for the submission of stockholder director nominations for the Issuer's 2027 annual meeting of stockholders if (i) the average closing price of the Shares for the 45 consecutive trading days ending on the Termination Date equals or exceeds $23.00 per share and the Issuer has nominated each New Director and each 2024 Designee for election at the 2026 Annual Meeting; or (ii) at any time following the Effective Date until the date that is 30 days prior to the closing of the window for the submission of stockholder director nominations for the 2026 Annual Meeting, the Reporting Person sells or otherwise disposes of one or more Shares at a price equal to or less than $23.00 per share.

The foregoing description of the Amended and Restated Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Cooperation Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 25, 2025, the Reporting Person and the Issuer entered into the Amended and Restated Cooperation Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Amended and Restated Cooperation Agreement, dated March 25, 2025, by and between Citi Trends, Inc. and Fund 1 Investments, LLC.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (03/27/2025)